

Mail Stop 3561

September 27, 2007

By Facsimile and U.S. Mail

Constellation Energy Group, Inc.
John Collins
Principal Financial Officer
750 E. Pratt Street
Baltimore, MD 21202

> **Re:** **Constellation Energy Group, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 1-12869**

Dear Mr. Collins:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated September 10, 2007. Our review resulted in the following accounting comments.

Form 10-K for the Year Ended December 31, 2006

1. We note your response to comment 10 of our letter dated August 17, 2007. Please provide to us the balance of unbilled receivables as of December 31, 2005. If applicable, discuss any material differences between the 2005 and 2006 year end balances.

2. We note your response to comment 11 of our letter dated August 17, 2007. Prospectively, provide the disclosures required by EITF Issue no. 06-3 for BGE.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant